Exhibit 99.1

Qiao Xing Universal Telephone Updates Shareholders & Investors
In “Q&A” Section of Corporate Website

     HUIZHOU, Guangdong, China, April 19 /Xinhua-PRNewswire/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) announced today that it has replied to enquires from shareholders and investors in the “Q&A” section on its corporate website, http://www.cosun-xing.com .

     Mr. Wu Ruilin, Chairman of XING, said, “We have received enquires from our shareholders regarding various aspects of our operation, and have posted replies on our company website. Their questions are most welcome because this is an indication of their interest in our company and we are pleased to see the continuation of such dialogue.”

     About Qiao Xing Universal Telephone, Inc.

     In August 1995, Qiao Xing Universal Telephone, Inc. became one of the largest and first telephone manufacturers in China to receive the ISO 9001 Quality System Accreditation award. The Company currently distributes over 200 models of corded and cordless telephones through an extensive network of more than 5,000 retail stores throughout China. In May 2002, Qiao Xing’s 80 percent owned subsidiary Qiao Xing Mobile Communication Co., Ltd. acquired a 65 percent interest in CEC Telecom Ltd (CECT), which was formally approved by all the necessary government authorities on 8 Feb 2003. For more details, please visit www.cosun-xing.com.

     Forward-looking statements

     This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

SOURCE Qiao Xing Universal Telephone, Inc.

     -0-      04/19/2004
     /CONTACT: Rick Xiao of Qiao Xing Universal Telephone, Inc., +86-752-282-0268, or rickxiao@qiaoxing.com /
     /Web Site: http://www.cosun-xing.com /
     (XING)